FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2023

BRIDGEWELL PREFERRED INCOME LP

Commission File No. 024-10687

Florida

(State or other jurisdiction of incorporation or organization)

BridgeWell Preferred Income LP

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

Office: (407) 447-5000

Email: manager@bridgewellfunds.com

All correspondance:

Kevin Kim, Esq.

GERACI LLP

90 Discovery

Irvine, CA 92618

(949) 379-2600

EMAIL FOR CORRESPONDENCE: k.kim@geracillp.com

Limited Partnership Units and General Partnership Units

 (Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of BridgeWell Preferred Income LP (the “Company,” “BW PI,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

●	our ability to effectively deploy the proceeds raised in the offering;

●	our ability to purchase suitable loans and real estate to be held by the Company;

●	changes in economic conditions generally and the real estate and securities markets specifically;

●	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

●	increased interest rates and operating costs;

●	our failure to obtain necessary warehouse financing.

BRIDGEWELL PREFERRED INCOME LP

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2022

[Remainder of page intentionally left blank]

PART II

BridgeWell Preferred Income LP

Item 1. Business

The Company

BridgeWell Preferred Income LP is a Limited Partnership organized on January 25, 2016 in the state of Florida for the purpose of investing in (1) mortgages secured by real estate and (2) directly in real estate. It is managed by Preferred Income Manager LLC (“PIM” or “Manager”).

The Company was formed to raise up to $50 million under Regulation A from a wide range of individuals, focused equally on individual accredited and non-accredited investors, to facilitate the Company’s business of providing short-term secured real-estate funding through the acquisition of loans on investment real estate, as well as real estate to hold for appreciation and/or income production. The fund-raising activity is done through the General Partner, Preferred Income Manager LLC, and is focused primarily on raising funds through investment seminars held in Central Florida.

We operate under the direction of John Parrett, who is the Manager of the General Partner, Preferred Income Manager LLC (“PIM”, “Manager”, or “General Partner”). Mr. Parrett is also the CEO of an affiliated company, BridgeWell Capital LLC (“BWC”), which is the originator and servicer of the loans that are purchased by the Company.

We are offering up to $50 million in Class A Interests (the “Interests”) in this offering for $1,000 per unit (the “Offering”). The minimum initial permitted purchase is $10,000. See Item 2 – “Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Overview” for more information concerning the current status of the Offering.

Investment Strategy

The Company invests primarily in mortgage loans secured by mortgages issued to companies whose purpose is to buy, fix and sell, or hold and rent, non-owner occupied single-family residential homes. Depending on favorable market conditions, the Company may invest in small-balance commercial loans as well as new construction loans. The Company also invests directly in real estate development projects with the goal of selling them for retail market value or holding them for appreciation and/or income production. The Company focuses on purchasing loans and real estate primarily in the states of Florida, Georgia, Tennessee, South Carolina, North Carolina, Ohio and Indiana, although it purchases loans throughout the United States. The loans purchased by the Company have all been originated by an affiliate of the Company, BridgeWell Capital LLC, under direct control of their management team.

The loans that the Company invests in are primarily held by business entities (typically LLC’s or Land Trusts) and personally guaranteed by the borrower(s). The Company has the use of a $5 million warehouse line of credit which facilitates the purchase of loans and maximizes fund returns.

Competition

We face a high degree of competition in all areas of our business. These areas include attracting and retaining investor funds, purchasing loans, and purchasing real estate at a competitive price. Competition for investor funds comes from products such as mutual funds provided by insurance companies and brokerage firms in addition to other businesses and funds similar to ours. Our competition for mortgage loans comes from commercial banks and other private lenders, including some rather large well-organized companies. Our competition for real estate purchases is varied, but includes professional investors, large real estate investment companies, financial institutions, REIT’s, life insurance companies and the like. Our ability to grow and manage our portfolio of loans and real estate depends on the ability of our Manager to navigate the competitive landscape of these industries. We believe our Manager has the extensive experience, knowledge and relationships to effectively compete in our areas of investment.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Overview

BridgeWell Preferred Income LP (the “Company”) was formed on January 25, 2016 for the purposes of investing in a diversified portfolio of primarily first mortgage loans that are secured by a deed of trust or mortgage. We focus on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, and Indiana, however the Company holds loans throughout the United States. The Company invests in real estate and real estate trusts in select locations with the goal of selling them for retail market value or holding them for appreciation and/or income generation.

2023 Results of Operations

As of December 31, 2023, the Company had sold 32,054 Limited Partnership Interests (Units) to Investors ($32.05 million). During 2023, 6,010 units ($6.01 million) were contributed, and 5,851 units ($5.85 million) were redeemed. The total increase in Limited Partner capital was 2,373 units ($2.4 million).

As of December 31, 2023, the Company was invested in $29.3 million in secured mortgage loan notes, $2.3 million in real estate investments, $1.07 million in Real Estate Owned (“REO”) and $1.65 million was being held in cash at a depository insured bank. Of the cash held at December 31, 2023, $100,000 was “restricted”. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

During the year ended December 31, 2023, the Company generated $2,877,158 in investment income from mortgage loans receivable of $29.3 million at year end. The Company generated dividend income of $73,281 on bank balances held. The Company generated a $46,749 gain from REO retention, and a $6,710 loss on sale of real estate investments. The Company paid servicing fees in 2023 of $160,321. The Company incurred $37,313 in management fees in 2023. For the year ended December 31, 2023, warehouse credit line fees amounted to $6,360, while warehouse interest expense amounted to $256,459. General and administrative expenses were $111,355 for the year ended December 31, 2023. These were primarily comprised of advertising costs ($39,223), audit, tax & legal fees ($39,250), and investor seminar costs ($18,540). Overhead costs in 2023 were $48,432 greater than what they were in 2022, primarily because the Company started holding in-person capital-raising seminars more frequently and invested in more adverting and promotion. Net income was $2,314,705 for the year ended December 31, 2023.

As of December 31, 2023, 8 loans amounting to $3,069,208 were in default. Subsequent to year-end, four were paid off ($1,1034,574), one became an REO ($316,939), and three ($1,717,695) were in the process of workout or foreclosure. It is presently anticipated that these loans will be resolved between one and three years from the year end of 2023. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution. Please see Note 4 – Mortgage Loans Receivable, of the financial statements below.

2022 Results of Operations

As of December 31, 2022, the Company had sold 29,681 Limited Partnership Interests (Units) to Investors ($29.68 million). During 2022, 6,034 units ($6.03 million) were contributed, and 2,476 units ($2.48 million) were redeemed. The total increase in Limited Partner capital was 5,398 units ($5.4 million).

As of December 31, 2022, the Company was invested in $27.0 million in secured mortgage loan notes, $2.1 million in real estate investments, $1.0 million in Real Estate Owned (“REO”) and $1.7 million was being held in cash at a depository insured bank. Of the cash held at December 31, 2022, $314,334 was “restricted”. Restricted cash comprises a deposit with the warehouse line that is not available to the Company for immediate or general business use.

During the year ended December 31, 2022, the Company generated $2,375,675 in investment income from mortgage loans receivable of $27.0 million at year end. The Company generated dividend income of $10,887 on bank balances held. The Company generated a $100,005 loss from REO retention, and a $94,414 loss on sale of real estate investments. The losses resulted primarily from protracted litigation on several loans, which was further exacerbated by COVID-19. The Company did not pay any servicing fees in 2022, as the loan servicer, BWC, permanently waived their fees in 2022. The Company paid $32,000 in management fees in 2022. The waiving of servicing fees had a positive impact on earnings for the year 2022. For the year ended December 31, 2022, warehouse credit line fees amounted to $2,650, while warehouse interest expense amounted to $225,876. General and administrative expenses were $62,923 for the year ended December 31, 2022. These were primarily comprised of advertising costs ($14,361), and audit, tax & legal fees ($38,140). Overhead costs in 2022 were $18,845 greater than what they were in 2021, primarily because the Company started holding in-person capital-raising seminars again. Net income was $1,855,967 for the year ended December 31, 2022.

As of December 31, 2022, 13 loans amounting to $2,266,260 were in default. Subsequent to year-end, one was paid off ($396,300), one became an REO ($226,950), two remained one payment behind ($613,051), one is two payments behind ($280,000), and 8 ($749,959) are in the process of workout or foreclosure. It is presently anticipated that these loans will be resolved between one and three years from the year end of 2022. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution. Please see Note 4 – Mortgage Loans Receivable, of the financial statements below.

Operating Risks

Cyber Security Threats

A cyber incident is an intentional or unintentional event that could threaten the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. The Company’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, and potential damage to our public image and reputation with our customers and investors.

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs, dual authentication for e-mail and wire transfers, as well as training and awareness programs provided by our banking partners on the risks of cyber incidents.

Liquidity and Capital Resources

The Company is seeking to raise up to $50 million by selling Limited Partnership Interests (Units) to Investors. Most of the capital we raise is invested in secured mortgage notes and income-producing and/or appreciating real estate. In addition, the Company purchases and/or holds real estate that is retained from foreclosures on mortgage loans receivable (“REO” properties).

2023 Liquidity & Capital

During the year ended December 31, 2023, the Company raised an additional net $2.4 million in Limited Partnership contributions to end the year at $32.1 million in Limited Partnership capital. The Company’s $5 million warehouse line of credit was utilized from mid-February to the end of December 2023 with balances ranging from $1.6 million to $3.7 million. At December 31, 2023, the Company was committed to providing an additional $3.07 million in credit line draws on existing rehabilitation loans. Commitments are funded by a combination of contributions, collections of mortgage loans receivable, and warehouse credit line advances.

2022 Liquidity & Capital

During the year ended December 31, 2022, the Company raised an additional net $5.4 million in Limited Partnership contributions to end the year at $29.7 million in Limited Partnership capital. The Company’s $5 million warehouse line of credit was utilized from January to August of 2022 with balances ranging from $1.6 to $ million. In September of 2022, the warehouse line was increased to $7.5M. Balances from September to December of 2022 ranged from $2.8 million to $6.3 million. At December 31, 2022, the Company was committed to providing an additional $4.12 million in credit line draws on existing rehabilitation loans. Commitments are funded by a combination of contributions, collections of mortgage loans receivable, and warehouse credit line advances.

The Company does not currently have any additional capital commitments. Should we need more liquid capital, we have established institutional buyers for the type of secured mortgage loans that we hold.

Trend Information

We are closely monitoring the impact of rising interest rates and rates of return on the type of secured mortgage loan notes that the Company purchases. During the reporting period ending December 31, 2023, we have not noticed a material change substantial enough to prevent the Company from acquiring investment inventory at sufficient rates to provide Limited Partner preferred returns.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

 Critical Accounting Policies

We have identified the policies outlined in the Offering Circular and attachments as critical to our business operations and an understanding of our results of operations. Those policies outlined are not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operation where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant proportion of assets (not in the ordinary course of business) during the next 12 months.

PIM continues to pursue diversification into real estate related income, from 100% dependency on secured mortgage notes, to a percentage of the income being derived from income-producing and/or appreciating properties owned by the Company. We continue to do research and development involving real estate development as an additional source of revenue for the Company. The Company did not purchase any REO properties in 2023 and 2022.

Investment in the property at 501 Franklin (see below for description and history of the property) increased by $212,000 during fiscal year 2023. These costs were capitalized and are included on the 2023 balance sheet presented below. Management has listed the property for sale and is endeavoring to liquidate it expeditiously. This process is constrained by current local and macro conditions within the commercial real estate market.

Investment in the property at 501 Franklin increased by $95,900 during fiscal year 2022. These costs were capitalized and are included on the 2022 balance sheet presented below.

In early September 2018, when an undeveloped parcel of land known as 501 W. Franklin became available, the Company purchased 100% ownership in this property. Preliminary analysis determined that completion of development of this property would likely result in an ongoing 10%+ annual cash-on-cash return. It is located in an extremely fast-growing area on the western edge of Ocoee, at the intersection of Highway 429 and SR438 (W. Franklin St.). This particular property is in an exceptionally prime location and is considered a ‘Gateway’ property to the City of Ocoee. It has been approved by the City of Ocoee for an ~72,712 square foot mixed-use retail and office center comprising four 2-story buildings on a total of 5.77 acres. The value of the property is increasing substantially due to large new developments in the immediate area, the completion of Highway 429 (the western Orlando beltway) and from other rapid development in the surrounding cities of Winter Garden and Ocoee. Property value has also increased significantly subsequent to acquisition by the Company, as full entitlement for the development of 72,712 square feet was finalized post-acquisition. Entitlement is the legal process of obtaining approvals for a specific development plan. The property was acquired by the purchase of 100% of the beneficial interest in the titled owner of the property, 501 Franklin Land Trust LLC, in an affiliated party transaction.

According to the Company Offering Circular section titled, Policies with Respect to Certain Transactions, affiliated party transactions are authorized. Therefore, it is noted that an affiliated party transaction was conducted in compliance with the Company Offering Circular section titled, Policies with Respect to Certain Transactions, whereby a mortgage note was executed between the Company, as the mortgagee, and an affiliated party, Cherry Gap, LLC, the mortgagor. A mortgage note was executed between the Company, as the mortgagee, and an affiliated party, The Oaks Management LLC, the mortgagor. A mortgage note was executed between the Company, as the mortgagee, and an affiliated party, JalPar LLC, the mortgagor.

Item 3. Directors and Officers

Name	Age	Title	Compensation

John Parrett	69	Manager of Preferred Income Manager LLC	$0.00

Biographical information regarding the above individual can be found in our offering circular.

Item 4. Security Ownership of Certain Beneficial Owners and Management

	General Partnership	Percent Before	Percent After
Name of Beneficial Owner	Interests	Offering	Offering

Preferred Income Manager LLC	100%	100%	100%
TOTAL	100%	100%	100%

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e. the power to dispose of or to direct the disposition of a security), In addition, for the purpose of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of the Offering.

Item 5. Interest of Management and Others in Certain Transactions

See Additional Company Matters in Item 2 above.

Item 6. Other Information

None.

Item 7. Financial Statements

Item 8. Exhibits

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BridgeWell Preferred Income LP
by Preferred Income Manager LLC, its Manager

By:
Name:	John E. Parrett
Title:	Manager (Authorized Person)
Date:	April 25, 2024

BridgeWell Preferred Income LP

December 31, 2023 and 2022

Audited Financial Statements

BridgeWell Preferred Income LP

Table of Contents

December 31, 2023 and 2022

 Independent Auditor’s Report

To the Partners

BridgeWell Preferred Income LP

Orlando, Florida

Opinion

We have audited the financial statements of BridgeWell Preferred Income LP, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of investments, income, and changes in partners’ capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of BridgeWell Preferred Income LP as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BridgeWell Preferred Income LP and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BridgeWell Preferred Income LP’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

To the Partners

BridgeWell Preferred Income LP

Orlando, Florida

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BridgeWell Preferred Income LP’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about BridgeWell Preferred Income LP’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control– related matters that we identified during the audit.

Pleasant Hill, California	Spiegel Accountancy Corp.
April 25, 2024	Certified Public Accountants

BridgeWell Preferred Income LP
Balance Sheets

ASSETS

	December 31,
Assets:	2023	2022
Cash	$1,554,743	$1,375,103
Restricted Cash	100,000	314,334
Mortgage Loans Receivable	29,316,676	27,027,869
Real Estate Investments	3,407,488	3,172,608
Prepaid Expenses and Other Receivables	346,359	472,926

Total Assets	$34,725,266	$32,362,840

LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Accounts Payable and Accrued Liabilities	$14,784	$10,315
Line of Credit	2,201,124	2,785,670
Loan Participation	375,359	—
Related Party Payable	31,046	32,000
Deferred Revenue	94,052	—

Total Liabilities	2,716,365	2,827,985

Partners’ Capital	32,008,901	29,534,855

Total Liabilities and Partners’ Capital	$34,725,266	$32,362,840

See Notes to Financial Statements

BridgeWell Preferred Income LP
Statements of Investments

	December 31, 2023		December 31, 2022
	Cost	Fair Value	Cost	Fair Value
Mortgage Loans
Receivable	$29,316,676	$29,316,676	$27,027,869	$27,027,869
Total Mortgage
Loans Receivable	$29,316,676	$29,316,676	$27,027,869	$27,027,869

	December 31, 2023		December 31, 2022
	Cost	Fair Value	Cost	Fair Value
Real Estate Investments:
Real Estate Purchases:
501 Franklin	$2,333,295	$2,333,295	$2,121,295	$2,121,295
Real Estate Owned:
1441 Longfellow	—	—	133,400	133,400
1836 SE 6th Ave.	416,058	416,058	—	—
33 Hickory Dr.	658,135	658,135	487,167	487,167
760 Southleaf Dr.	—	—	430,746	430,746

Total Real Estate Investments	$3,407,488	$3,407,488	$3,172,608	$3,172,608

See Notes to Financial Statements

BridgeWell Preferred Income LP
Statements of Income

	Years Ended December 31,
	2023	2022

Income:
Interest Income	$2,877,158	$2,364,788
Dividend Income	73,281	10,887
Payoff Fees & Rebates	1,367	410
Loss on Sale of Real Estate Investment, Net	(6,710)	(94,414)
Gain (Loss) on Real Estate Owned Retention / Revaluation, Net	46,749	(100,005)

Total Revenue	2,991,845	2,181,666

Expenses:
Management Fees	37,313	32,000
Servicing Fees	160,321	—
Warehouse Credit Line Fees and Interest	263,399	230,776
General & Administrative Expenses	111,355	62,923
Bad Debt Expense	104,752	—

Total Expenses	677,140	325,699

Net Income	$2,314,705	$1,855,967

See Notes to Financial Statements

BridgeWell Preferred Income LP
Statements of Changes in Partners’ Capital

	Partners		Syndication
	Limited	General	Fees	Total

Balance at December 31, 2021	$24,283,179	$84,930	$(247,038)	$24,121,071

Contributions	6,033,984	15,928	—	6,049,912

Distributions & Withdrawals	(2,476,167)	(15,928)	—	(2,492,095)

Net Income	1,840,039	15,928	—	1,855,967

Balance at December 31, 2022	$29,681,035	$100,858	$(247,038)	$29,534,855

Contributions	6,010,248	101,039	—	6,111,287

Distributions & Withdrawals	(5,850,907)	(101,039)	—	(5,951,946)

Net Income	2,213,666	101,039	—	2,314,705

Balance at December 31, 2023	$32,054,042	$201,897	$(247,038)	$32,008,901

See Notes to Financial Statements

BridgeWell Preferred Income LP
Statements of Cash Flows

	Years Ended December 31,
	2023	2022
Cash Flows from Operating Activities:
Net Income	$2,314,705	$1,855,967
Adjustments to Reconcile Net Income to Net
Cash from Operating Activities:
Net Loss on Sale of Real Estate Owned	6,710	94,414
Net (Gain) Loss on Real Estate Owned Retention / Revaluation	(46,749)	100,005
Change in Operating Assets & Liabilities:
Mortgage Loans Receivable	(2,838,388)	(5,713,817)
Prepaid Expenses and Other Receivables	126,566	(8,570)
Accounts Payable and Accrued Liabilities	4,469	9,500
Related Party Payable	(954)	36,616
Deferred Revenue	94,052	—
Net Cash Used in Operating Activities	(339,589)	(3,625,885)

Cash Flows from Investing Activities:
Proceeds from Sale of REOs	822,385	671,255
Capital Improvement - Real Estate Purchases	(212,000)	(95,900)
Capital Improvements - REOs	(255,645)	(126,435)
Net Cash Provided by Investing Activities	354,740	448,920

Cash Flows from Financing Activities:
Net Repayments from Line of Credit	(584,546)	(320,860)
Proceeds from Loan Participation	375,359	—
Contributions	6,111,287	6,049,912
Withdrawals & Distributions	(5,951,946)	(2,492,095)
Net Cash (Used in) Provided by Financing Activities	(49,846)	3,236,957

Net (Decrease) Increase in Cash	(34,695)	59,992

Cash and Restricted Cash - Beginning of Year	1,689,437	1,629,445

Cash and Restricted Cash - End of Year	$1,654,742	$1,689,437

Supplemental Disclosure of Cash Flow Information:
Cash Paid for Warehouse Credit Line Interest	$256,459	$225,875
Non-Cash transactions:
Conversion of Mortgage Loans Receivable to Real Estate Owned	$497,440	$610,599

See Notes to Financial Statements

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

BridgeWell Preferred Income LP (“Company”) is a Florida limited partnership formed on January 25, 2016. The general   partner is Preferred Income Manager LLC (“PIM”, “General Partner” or “Manager”). The Company invests primarily in mortgage loans secured by the first and/or second mortgages issued to home remodelers, landlords, builders, developers, and private and commercial real estate investors who purchase or refinance residential real estate properties that they intend to hold as rental property or for resale. Operations are conducted throughout the United States, but primarily in the Southeast. Mortgage loans acquired by the Company are primarily originated by BridgeWell Capital LLC (“BWC”), an affiliated company to the Manager, pursuant to a set of underwriting guidelines approved by management. BWC also services the loans pursuant to a Master Note Servicing Agreement. The Company focuses on purchasing loans in the following states: Florida, Georgia, Tennessee, South Carolina, North Carolina, Ohio, and Indiana. However, the Company holds loans throughout the United States.

The Company also invests in commercial real estate or land that management intends to renovate and sell or hold for appreciation and/or income production.

General Company Provisions

The Company is managed by PIM. The rights, duties and powers of the Manager are governed by the Company’s limited partnership agreement.

PIM acting alone has the power and authority to act for and bind the Company.

Terms and Offering of the Company

The Company will continue in perpetuity unless PIM chooses to dissolve it.

Limited Partnership Units

On January 31, 2018, the Company received qualification from the U.S. Securities and

Exchange Commission to issue Limited Partnership Units under Regulation A, the Conditional Small Issues Exemption, for a period of 12 months. Under the terms of the Company’s offering, it can issue up to 50,000 Limited Partnership Units at a price of $1,000 per unit.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Limited Partnership Units (continued)

The Limited Partnership Units bear a preferred return of 7.00%. Limited Partners collectively holding more than 75% of the Limited Partnership Units may vote to dissolve the Company. As of December 31, 2023 and 2022, the number of outstanding Limited Partnership Units were 32,054 and 29,681, respectively.

On January 7, 2020, the Company filed a Post-Qualification Amendment to continue to offer Limited Partnership Units beyond the initial 12 months. Rule 251(D)(3)(I)(F)(4) permits Regulation A Offerings to conduct ongoing, continuous offerings of securities for more than thirty (30) days after the qualification date, but only if not more than three (3) years have elapsed since the initial qualification date of the offering, unless a new offering circular is submitted. The Company intends to offer the Limited Partnership Units on a continuous and ongoing basis pursuant to Rule 251(D)(3)(I)(F).

General Partnership Units

The Company issued General Partnership Units to PIM, the General Partner. General Partnership Units are voting units and give the General Partner the sole discretion to operate the Company. General Partnership Units are entitled to 100% of profits after the payment of Company expenses and the 7.00% preferred return to the limited partners. As of December 31, 2023, and 2022, the number of General Partnership Units were 201,897 and 100,858, respectively.

Liquidity and Withdrawals

There is no public market for units of the Company, and none is expected to develop in the foreseeable future. The Company does have a redemption program. Per the Offering Circular and operating covenants of the partnership, the Limited Partner must provide the Partnership with a withdrawal request at least ninety (90) days prior to such requested withdrawal. The General Partner may, in its sole discretion, waive such withdrawal requirements if a Limited Partner is experiencing undue hardship. Additionally, the General Partner has the discretion to limit aggregate withdrawals during any single calendar year to not more than 10% of the total Partnership capital accounts of all Limited Partners that were outstanding at the beginning of such calendar year. Finally, the maximum aggregate amount of capital that the Partnership will return to the Limited Partners each calendar quarter is limited to 10% of the total outstanding capital of the Partnership as of December 31 of the prior year.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Profits and Losses

Subject to performance of the Company and after paying Company expenses, management fees and interest on the line of credit, profits and losses are allocated in the following order:

●	Losses are allocated pro-rata to Limited Partners.

●	Profits are allocated pro-rata to Limited Partners to the extent of prior losses; then to pay for cumulative preferred returns; thereafter 100% to the General Partner.

Distributions

The Company distributes or reinvests amounts equal to the Limited Partners’ 7.00% non-compounded preferred return on their proportionate units based on the Company’s excess distributable cash each month. PIM will distribute funds only to the extent that funds are available.

Management and Related Party Fees

The Manager and/or its affiliates are entitled to receive certain fees, compensation, and expense reimbursements from the Company, such as, but not limited to, the amounts specified below.

BridgeWell Capital LLC services loans and collects a servicing fee of up to 3.00% of the principal balance. This is outlined in the Note Servicing Agreement.

PIM is entitled to receive an asset management fee of 1.00% per annum on assets under management. This is outlined in the Regulation A filing.

The Company receives certain operating and administrative services from PIM, some of which may not be reimbursed to PIM. The Company’s financial position and results of operations would likely be different without this relationship with the Manager.

Basis of Accounting and Use of Estimates

The Company’s financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company that follows the specialized accounting and reporting guidance of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 946,

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of Accounting and Use of Estimates (continued)

Financial Services - Investment Companies. The accrual basis of accounting requires the use of estimates and assumptions that affect the assets, liabilities, revenues, and expenses reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgements, actual results could differ from these estimates as future confirming events occur.

Mortgage Loans Receivable

Mortgage loans receivable are recorded at their outstanding principal balance with interest thereon being accrued as earned. Company loans will have varying terms at the discretion of the Manager. Most Company loans will generally have a term of 12 months and provide for monthly payments of interest with a “balloon payment” at the end of the term. As of December 31, 2023, there are certain loans that have terms of two to 10 years. The Company will not recognize interest income on loans once they are determined to be impaired until the interest is collected in cash. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the underlying collateral.

The Company will from time to time purchase non-performing loans from other individual or institutional investors. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. This is reassessed at regular intervals by the Manager during the time of non-performance and pending foreclosure. If it is determined at reassessment that some or all of the accrued interest is likely uncollectable, these amounts will be recorded as a loss on the statement of income.

Allowance for Loan Losses

The allowance for loans losses will be established for future potential loan losses. Loan losses will be charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, will be credited to income.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for Loan Losses (continued)

The allowance for loan loss is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans considering historical experience, the types and dollar amount of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. As of December 31, 2023 and 2022, there were no allowances for loan losses recorded.

Real Estate Investments

Real Estate Purchases

The Company invests in real estate and real estate trusts in select locations, and then redevelops them with the goal of selling them for retail market value or holding them for appreciation and/or income generation, providing attractive returns. Investments in real estate are carried at fair value. Real estate investments are comprised of commercial properties or raw land that is initially recorded at the purchase price plus closing costs when acquired. Real estate investments also include purchases of real estate owned (“REO”) properties from individual or institutional investors. Improvements and development costs are capitalized as a component of the cost. Real estate investments are accounted for in accordance with FASB Topic 946, which requires investments to be initially measured at their transaction price and subsequently measured at fair value when the real estate rehabilitation or development is close to completion or completed and management can make an assessment of fair value. The fair value of each real estate investment is based on the price that would be received to sell an asset in an orderly transaction between marketplace participants at the measurement date. Unrealized gains or losses are recorded in operating income or expense.

Foreclosed Assets (Real Estate Owned)

Real estate owned includes real estate acquired in full or partial settlement of loan obligations plus capitalized construction and other development costs incurred while preparing the real estate for sale. At the time of foreclosure, the property is recorded at fair value, and the gain or loss on foreclosure is recorded in operating income or expense.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Real Estate Investments (continued)

Foreclosed Assets (Real Estate Owned) (continued)

Improvements are capitalized as incurred. Following foreclosure, valuations are periodically performed with any subsequent write-downs recorded as a separate valuation allowance against real estate owned and charged to other operating expenses.

Subsequent increases to real estate owned are recorded as unrealized gains when any rehabilitation improvements to the property are close to completion and management can make an assessment of fair value.

The maintenance of the real estate owned for which rent is collected, is expensed as incurred. The maintenance of real estate owned that does not have rent collected is capitalized. The Company actively works to sell, or prepare for sale, the acquired real estate, and gain and loss on these dispositions are recorded in operating income or expense. Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria related to the nature of the property, terms of sale and potential financing.

While the Company holds real estate properties, it may rent them on a month-to-month basis. Rental income is considered incidental. Therefore, rental income is recorded as received and no depreciation expense is recorded during the current year.

Revenue Recognition

Mortgage interest income on performing loans is recognized as revenue when earned according to the contractual terms of the loan agreement.

Payoff fees and rebates are recognized when earned according to the contractual terms of the loan or other agreement.

Loan sale premiums are earned when a loan is sold to an institutional investor who pays an amount over the value of the underlying mortgages. This is typically 1% of the par value.

Gain or loss on sale of real estate investment is recognized at the time of the sale of the asset.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Gain or loss on real estate owned retention is recognized when a mortgage loan is converted to an REO and during periodic re-valuations.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an assert or paid to transfer liability in the principal of most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy established under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are 3 levels of inputs that may be used to measure fair value. The 3 levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are based on either observable prices for identical assets or liabilities in inactive markets; observable prices for similar assets or liabilities; or other inputs that are derived directly from, or through correlation to, observable market data at the measurement date.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own financial model using assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data. See Valuation and Process Techniques below.

Valuation Process and Techniques

The Company has various processes and controls in place to ensure that fair value is reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. Periodic reassessments of the models are performed to ensure that they are continuing to perform as designed.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (continued)

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

Performing mortgage loans that management intends to hold to maturity are valued at historical cost, which is considered fair value. Non-performing and impaired mortgage loans are reported at historical cost plus the cost of advances as incurred. In the rare case that the specific legal or market conditions relating to the non-performing loan result in part of the principal becoming uncollectable, the asset is written down. Mortgage loans are classified as Level 3.

Real estate investments are fair valued on a quarterly basis when the rehabilitation or development of the asset is close to completion and fair value is determinable. Management determines fair value using valuations or market estimates from third parties. Investments are classified as Level 3. Foreclosed real estate, or real estate owned, is reported at the property’s estimated fair value less estimated costs to sell based on its appraised value at the time of foreclosure. Subsequent changes in value are recorded based on the current appraised value as further discussed in the Real Estate Investments section.

Income Taxes

The Company has elected to be a partnership under the Internal Revenue Code and a similar section of the state code. The members of a partnership are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2023 and 2022, no significant uncertain tax positions exist for which a reserve would be necessary.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 1 - SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company’s income tax returns are subject to review and examination by federal, state and local governmental authorities. As of December 31, 2023, there are 3 years open to examination by the Internal Revenue Service and various for state and local governmental authorities. To the extent penalties and interest are incurred through the examinations, they would be included in the accompanying statements of income.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2023 and 2022 were $39,223 and $14,361, respectively. These balances are included in General & Administrative Expenses on the accompanying statements of income.

NOTE 2 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit of $250,000. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance. At times, cash balances may exceed insured amounts.

NOTE 3 - CASH AND RESTRICTED CASH

The Company has a restricted cash requirement related to its line of credit for financing transactions. The following table provides a reconciliation of cash and restricted cash reported within the accompanying balance sheets and statements of cash flows as of December 31,

	2023	2022
Cash	$1,554,743	$1,375,103
Restricted Cash	100,000	314,334
Total Cash, Cash Equivalents, and Restricted Cash	$1,654,743	$1,689,437

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE

Mortgage loans receivable consist of notes to individuals and companies, secured by deeds of trust, generally bearing interest at 8.00% to 14.95% per annum with either a balloon payment due at maturity or periodic amortizing payments. Loans that are past maturity generally bear interest at 18.00%. Notes have maturity dates through April 2033.

At December 31, 2023, mortgage loans receivable mature as follows:

Years Ending December 31,	Amount
2024	$18,027,202
2025	7,635,975
2026	2,532,192
2027	—
2028	722,500
Thereafter	398,807
Total	$29,316,676

Mortgage Loan Participations

The Company periodically sells participations in its mortgage loans receivable. Sold participations that qualify as a sale are removed from the Company’s books and management recognizes its proportionate share of interest income on the remaining mortgage loans receivable as earned.

Sold participations that do not qualify as a sale are recorded as a secured borrowing that is paid down based on the payment terms of the corresponding mortgage loan receivable. Secured borrowings are reflected on the accompanying consolidated balance sheets, and interest expense is reflected in the accompanying consolidated statements of operations. For the year ended December 31, 2023, the company had a loan participation of $375,359 recorded on the balance sheet as a secured borrowing. For the year ended December 31, 2022, the Company did not have participations that did not qualify as a sale.

Rehabilitation Loans

As of December 31, 2023, the Company has a commitment to fund rehabilitation expense of $3,067,641. As of December 31, 2022, the Company had a commitment to fund rehabilitation expense of $4,119,546. Commitments are funded by a combination of contributions, collections of mortgage loans receivable, and warehouse credit line advances.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Loan Modifications

Five loans were modified in 2023. Two first and two second mortgages securing two properties were modified after the conclusion of the borrower’s Chapter 11 bankruptcy. On advice of counsel, four new mortgages in the amount of the judgements replaced the non-performing mortgages. The mortgages are amortizing, with a balloon payment at maturity in 2026. A construction loan was modified in 2023 to include a model home and additional improvements to the subdivision roadways and utility infrastructure. The loan has a maturity of 12/01/2026. No loans were modified for the year ended December 31, 2022.

Loans in Default

As of December 31, 2023, 8 loans amounting to $3,069,208 were in default. Subsequent to year-end, four paid off ($1,034,574), one became an REO ($316,939), and three ($1,717,695) were still in legal. It is presently anticipated that these loans will be resolved between one and three years from the year end of 2023. Loans in default will reduce the cashflow and income generated to the Company, however, Management does not anticipate that these loans in default will incur loss of principal upon disposition or resolution.

As of December 31, 2022, 13 loans amounting to $2,266,260 were in default. At December 31, 2023, 3 of these loans ($750,280) were still in legal, 1 ($226,950) became an REO, 1 became an REO and was sold ($137,730), 5 loans ($909,900) paid off, and 3 loans were modified into new current notes ($241,400). (See above paragraph for events subsequent to December 31, 2023.)

The Company does not accrue interest owed on past due loans. Loans are restored to accrual status when interest payments are brought current. The exception to this is accrued interest on purchased non-performing loans. At its sole discretion, the Manager may accrue interest on these loans after assessing the likelihood of collection of such interest. At December 31, 2023 and 2022, the interest accrued on non-performing loans was $0 for both years.

Credit Risk Concentrations and Credit Quality

Concentrations of credit risk arise when a number of customers are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Credit Risk Concentrations and Credit Quality (continued)

in economic conditions. Most of the Company’s business activity is with customers located in Florida, North Carolina, and Indiana. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in those areas. The Company does not believe that its exposure to any particular loan product or geographic area results in a significant concentration of credit risk.

The following table provides information about the outstanding loan portfolio as of December 31:

	2023	2022
Number of Secured Loans Outstanding	93	98
Total Secured Loans Outstanding	$29,316,676	$27,027,869
Average Secured First Loan Outstanding	$294,416	$264,082
Average Secured Second Loan Outstanding	$646,405	$362,279
Average Secured Loan as Percent of Total Secured Loans	3.22%	2.32%
Average Secured Loan as Percent of Partners’ Capital	2.95%	2.12%

The following table provides information about the outstanding loan portfolio as of December 31:

	2023	2022
Largest Secured Loan Outstanding	$3,088,446	$2,821,531
Largest Secured Loan as Percent of Total Secured Loans	10.53%	10.44%
Largest Secured Loan as Percent of Partners’ Capital	9.65%	9.56%
Number of Counties Where Secured Loans are Located	59	57

The following categories of secured loans were held:
First Trust Deeds	$26,084,651	$23,767,358
Second Trust Deeds	3,232,025	3,260,511
Total	$29,316,676	$27,027,869
The following types of secured loans were held:
Single-Family Residential	$14,863,354	$16,409,498
Small Commercial	14,453,322	10,169,771
Owner Occupied	—	448,600
Total	$29,316,676	$27,027,869

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 4 - MORTGAGE LOANS RECEIVABLE (CONTINUED)

Credit Risk Concentrations and Credit Quality (continued)

Delinquency rates are the primary credit quality indicator. Delinquencies greater than 90 days are a strong indicator of loans that will ultimately result in a foreclosure or similar pay, as the delinquency rate of high-LTV loans tends to be greater than that for loans where the borrower has more equity in the collateral. As of December 31, 2023, the LTV for all outstanding loans measured at the origination of the loan ranged between 6% and 80%, with a weighted average LTV of 69%. As of December 31, 2022, the LTV for all outstanding loans measured at the origination of the loan ranged between 10% and 82%, with a weighted average LTV of 67%.

The geographic distribution of the loan collateral also provides insight as to the credit quality of the portfolio, as factors such as the regional economy, home price changes, and specific events such as natural disasters will affect credit quality.

Interest-only loans pose a potentially higher credit risk because of the lack of principal amortization and potential for negative amortization. However, management believes the risk is mitigated through the Company’s loan terms and underwriting standards, including its policies on LTV ratios. At December 31, 2023, six loans were amortizing loans. At December 31, 2022, all loans receivable were interest only mortgage loans.

NOTE 5 - LINE OF CREDIT

On February 8, 2023, the Company obtained a $5 million dedicated Warehouse Line of Credit (Repurchase Facility) for a period of one year. The line of credit has a variable interest rate based on the daily simple SOFR plus 4.00% with a minimum interest rate of 4.00%. The Company paid $256,459 in warehouse credit line interest, and $6,360 in warehouse credit line funding fees for the year ended December 31, 2023. During that period 41 loans were placed on the warehouse line. At December 31, 2023 the borrowing rate was 9.40%.

In 2022 the Company had a $7.5M dedicated warehouse line of credit. In 2022, the Line of Credit agreement had a variable rate of interest based on WSJ Prime plus 2.00% with a minimum interest rate of 5.25%. At December 31, 2022 the borrowing rate was 9.50%.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 6 - RELATED PARTY TRANSACTIONS

Management Fees

Management fees are assessed throughout the year. PIM determines the amount of the fees (up to 1% of the dollar value of the limited partner shares), and whether the fees will be incurred, deferred or waived. For the years ended December 31, 2023 and 2022, the Company incurred $37,313 and $32,000 in management fees, respectively.

Servicing Fees

BWC earns up to 3% of the total secured loans serviced at the end of each month. For the year ended December 31, 2023, the Company paid $160,321 in servicing fees. BWC permanently waived all servicing fees for the year ended December 31, 2022.

Related Party Payable

The balance of related party payable at December 31, 2023 was $31,046, all owed to BWC. This amount is comprised of fees associated with on-going non-performing notes, REO assets, servicing fees, and administration expenses.

For the year ended December 31, 2022, BWC advanced $193,721 for REO and Non-Performing Loan (NPL) advances related to property taxes, insurance, maintenance and legal fees. These were reimbursed by the Company within the year. Management fees of $32,000 were booked as payable to PIM. The balance of related party payable at December 31, 2022 was $32,000.

Investments

The General Partner’s equity investment in the Company was $201,897 and $100,858 at December 31, 2023 and 2022, respectively.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 7 - FAIR VALUE MEASUREMENTS

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

		2023
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$29,316,676
Real Estate Purchases	—	—	2,333,295
Real Estate Owned	—	—	1,074,193
	$—	$—	$32,727,164

The following table represents the Company’s fair value hierarchy for its assets measured at fair value on a recurring basis as of December 31,

		2022
	Level 1	Level 2	Level 3
Mortgage Loans Receivable	$—	$—	$27,027,869
Real Estate Purchases	—	—	2,121,295
Real Estate Owned	—	—	1,051,313
	$—	$—	$30,200,477

For the year ended December 31, 2023, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$27,027,869	$3,172,608
Purchases	20,872,134	—
Conversion of Mortgage Loans
Receivable to REOs	(497,440)	497,440
Capital Improvements	—	467,645
Realized/Unrealized Fair Value Adjustment	(70,648)	92,180
Payoffs or Sales	(18,015,239)	(822,385)
Total	$29,316,676	$3,407,488

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 7 - FAIR VALUE MEASUREMENTS (CONTINUED)

For the year ended December 31, 2022, the Company had the following Level 3 assets:

	Mortgage Loans Receivable	Real Estate Investments
Beginning Balance	$22,118,802	$3,011,197
Purchases	29,485,525	—
Conversion of Mortgage Loans
Receivable to REOs	(610,599)	610,599
Capital Improvements	—	222,335
Realized/Unrealized Fair Value Adjustment	—	(268)
Payoffs or Sales	(23,965,859)	(671,255)
Total	$27,027,869	$3,172,608

Due to their short-term nature, the carrying values of cash, accounts payable and accrued liabilities, line of credit and related party payable approximate their fair values at December 31, 2023 and 2022.

NOTE 8 - CONTINGENT LIABILITIES AND RISK

In the normal course of business, the Company may become a party to litigation matters involving claims against it. At December 31, 2023 and 2022, there are no current matters that would have a material effect on the Company’s financial positions or results of operations.

Operating Risk

Cyber Security Threats

A cyber incident is an intentional or unintentional event that could threaten the integrity, confidentiality or availability of the Company’s information resources. These events include, but are not limited to, unauthorized access to information systems, a disruption to our information systems, or loss of confidential information. The Company’s primary risks that could result directly from the occurrence of a cyber incident include operational interruption, and potential damage to our public image and reputation with our customers and investors.

BridgeWell Preferred Income LP

Notes to Financial Statements

December 31, 2023 and 2022

NOTE 8 - CONTINGENT LIABILITIES AND RISK (CONTINUED)

Operating Risk (continued)

Cyber Security Threats (continued)

We have implemented processes, procedures, and controls to mitigate these risks, including, but not limited to, firewalls and antivirus programs, dual authentication for e-mail and wire transfers, as well as training and awareness programs provided by our banking partners regarding the risks of cyber incidents.

NOTE 9 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2024, the date the financial statements were available to be issued, and the following events are noted:

Investment Capital

From January 1, 2024 through April 25, 2024 the Company issued an additional 2,305.35 Limited Partnership Units for $2,305,348 and returned 1,996.75 Limited Partnership Units for $1,996,753.